SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CODR-C/0191/2007/DFI
Curitiba, February 21, 2007

Nelson Barroso Ortega
Corporate Relations
São Paulo Stock Exchange - Bovespa
Rua 15 de Novembro, 275
01013-001 São Paulo - SP

COPEL’S FINANCIAL STATEMENTS FOR THE FISCAL YEAR OF 2006

In reply to your Official Letter 0213-07 of February 21, 2007, in which you asked for clarification on the information published in today’s edition of Gazeta Mercantil that Copel had recorded a net income of R$ 1.1 billion in 2006, we would respectfully draw your attention to our Notice to the Market, published on February 14, 2007, in which we stated that our financial statements for 2006 had not yet been concluded or audited.

The number in question, quoted by the Governor of the State of Paraná as representing Copel’s net income in 2006, is based on the estimates of several market analysts, widely published via the usual channels in recent months.

However, our final results, duly audited, will only be filed with the responsible bodies and disclosed to the market on March 27 next after the Bovespa closes.

Our 2006 results conference call will be held on March 29.

We remain at your disposal for any further information.

Sincerely,

Paulo Roberto Trompczynski
CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.